

October 21, 2009

Mr. David Wallace
Chief Executive Officer
Ecoland International, Inc.
4909 W. Joshua Blvd., Suite 1059
Chandler, Arizona 85226

Re: **Ecoland International**
Form 8-K Item 4.01 Filed September 30, 2009
Form 8-K/A Item 4.01 Filed October 21, 2009
File No. 000-53006

Dear Mr. Wallace:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief